Exhibit 10.3

Execution Version

REDEMPTION AGREEMENT

This Redemption Agreement (this “Agreement”) is made and entered into effective as of June 1, 2018 by and among Bold Energy Holdings, LLC, a Texas limited liability company (“Bold Holdings”), Bold Energy Management III LLC, a Texas limited liability company (“Bold Management”). Bold Holdings and Bold Management are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, on the date hereof, the Parties have agreed that Bold Holdings shall redeem and cancel 100,000 Class C Units of Bold Holdings (such number of units representing all of the issued and outstanding Class C Units of Bold Holdings) held by Bold Management (the “Redeemed Interests”) in exchange for the distribution to Bold Management of: (a) 650,000 shares of Class B Common Stock, $0.001 par value (the “Earthstone Class B Shares”), in Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and (b) 650,000 limited liability company units (the “EEH Units” and together with the Earthstone Class B Shares, the “Consideration”) in Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), held by Bold Holdings, upon the terms and conditions hereinafter set forth (the “Holdings Redemption”).

NOW, THEREFORE, for and in consideration of the mutual covenants, promises and agreements hereinafter set forth, and for other good and valuable consideration set forth herein below, the Parties hereby agree as follows:

ARTICLE I

REDEMPTION; CLOSING; CERTAIN COVENANTS

Section 1.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof.

Section 1.2 Redemption. At the Closing, the Parties agree that:

(a) Holdings Redemption. In accordance with, and upon and subject to the terms and conditions of, this Agreement, Bold Holdings shall distribute (i) 650,000 Earthstone Class B Shares and (ii) 650,000 EEH Units to Bold Management in full redemption and cancellation of the Redeemed Interests.

(b) Adequate Consideration. Bold Management acknowledges and agrees that the Consideration received by Bold Management as described above constitutes full and complete redemption of, and adequate consideration for, the Redeemed Interests and for all covenants and agreements being made by Bold Management in this Agreement.

Section 1.3 Intended Tax Treatment. The Parties intend that the transactions described in Section 1.2 be treated for United States federal and applicable state income tax purposes as a distribution of property (other than money) governed by Section 731(a) and Section 731(b) of the Internal Revenue Code, and each party shall make all applicable income tax filings consistent with such treatment.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to the other Party that the following statements are true and correct as of the Closing, with the exception of Section 2.5 and Section 2.6, which representations and warranties are made only by Bold Management:

Section 2.1 Organization; Authority. Such Party (a) is duly organized, validly existing and in good standing under the laws of the State of Texas as a limited liability company and (b) has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder and thereunder.

Section 2.2 Due Execution. This Agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery thereof by and on behalf of the other Party, constitutes valid, binding and enforceable obligations of such Party enforceable in accordance with their terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting the rights of creditors in general.

Section 2.3 No Conflict. Neither the execution and delivery of this Agreement, nor the taking of any actions contemplated hereby, will conflict with or result in a breach of any of the provisions of, or constitute a default, event of default or event creating a right of acceleration, termination or cancellation of any obligation under any instrument, note, mortgage, contract, judgment, order, award, decree or other agreement or restriction to which such Party is a party or by which such Party is bound.

Section 2.4 Litigation. There is no claim, cause of action or other litigation or any judicial, administrative or investigative proceedings pending or, to the best of such Party’s knowledge, threatened against such Party that would reasonably be expected to have a material adverse effect on the performance of such Party’s obligations hereunder.

Section 2.5 Redeemed Interests. With respect to Bold Management only:

(a) Prior to giving effect to the transactions contemplated hereby, Bold Management is the record and beneficial owner of the Redeemed Interests.

(b) Upon payment of the Consideration to Bold Management pursuant to Section 1.2, the Redeemed Interests will be free and clear of (i) any lien, hypothecation, pledge, collateral assignment, security interest, charge or encumbrance of any kind, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent (including any agreement to give any of the foregoing) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, other than, in each case, the restrictions under applicable securities laws and Bold Management’s limited liability company agreement or other governing document and (ii) any purchase option, right of first refusal, right of first offer, call or similar right of a third party, other than, in each case, as set forth in Bold Management’s limited liability company agreement or other governing document. None of the Redeemed Interests is subject to any voting trust or other contract, agreement, arrangement, commitment or understanding, written or oral, restricting or otherwise relating to the voting or disposition of the Redeemed Interests, other than this Agreement and Bold Management’s limited liability company agreement or other governing document. Except as contemplated herein, there are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Bold Management is or may become obligated to sell any of the Redeemed Interests.

Section 2.6 Acknowledgement. Bold Management acknowledges that it has made its own analysis of the fairness of the transactions contemplated hereby and has not relied on any advice or recommendation by Bold Holdings, Earthstone, EEH or any of their respective partners, members, stockholders, directors, officers, agents or affiliates with respect to its decision to enter into this Agreement and to consummate the transactions contemplated hereby. Bold Management has the knowledge and experience in financial or business matters such that Bold Management is capable of evaluating the merits and risks of the decision to transfer the Redeemed Interests. Bold Management is an “accredited investor” as that term is defined in Rule 501 promulgated under the Securities Act. In addition, Bold Management has had sufficient opportunity and time to investigate and review the business, management and financial affairs of Earthstone and EEH and the related value of the Consideration, and has had sufficient access to management of Earthstone and EEH, before its decision to enter into this Agreement, and has had the opportunity to consult with all advisers it deems appropriate or necessary to consult with in connection with this Agreement and any action arising hereunder, including legal, tax and accounting advisers. Bold Management acknowledges that, in connection with its entry into this Agreement and consummation of the transactions contemplated hereby, Bold Management has not relied on any representations or warranties of Bold Holdings, Earthstone, EEH, or any partner, member, stockholder, director, officer, affiliate or representative of any of Bold Holdings, Earthstone or EEH, except for those representations or warranties set forth in this Article II.

ARTICLE III

INDEMNIFICATION AND RELEASE

Section 3.1 General Indemnification. Each Party shall indemnify and hold the other Party, and the other Party’s affiliates and their respective directors, members, investors, officers, partners, employees, agents, consultants, representatives, successors and assignees (each an “Indemnified Party”), harmless from and in respect of any and all claims, losses, damages, liabilities and expenses (including, without limitation, settlement costs and any legal or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by such Indemnified Party in connection with each and all of the following:

(a) Any misrepresentation or breach of any representation or warranty made by such Party in or in connection with this Agreement; and

(b) The nonfulfillment or breach of any covenant, agreement or obligation of such Party contained in or contemplated by this Agreement.

Section 3.2 Release. Bold Management, on its own behalf and on behalf of each of its members hereby releases and forever discharges Bold Holdings, and its current and former agents, representatives, officers, directors, employees, partners, members, investors, managers, successors, assigns, and consultants (collectively, the “Released Parties”) from all charges, complaints, claims, suits, judgments, demands, actions, obligations or liabilities, damages, causes of action, rights, costs, loans, debts and expenses (including attorneys’ fees and costs actually incurred), of any nature whatsoever, known, unknown or presently unknowable, contingent or absolute that Bold Management ever had, now has, or hereafter can, shall or may have against any of the Released Parties that arise out of or relate to any and all agreements, obligations, facts, conditions or events incurred, existing or occurring on or prior to the date that this Agreement is executed by Bold Management (each a “Released Claim”). Bold Management further agrees not to file or bring any claim, suit, civil action, complaint, arbitration or administrative action in any city, state or federal court or agency or arbitration tribunal with respect to any Released Claim. Bold Management expressly represents that it has not transferred any Released Claim to any third party. Bold Management further represents, acknowledges and agrees that it has been paid all compensation and other sums that each Released Party owes or has owed it as of the date that such it executes this Agreement. Bold Management further acknowledges and agrees that, as of the date hereof and upon the consummation of the Holdings Redemption and the receipt by Bold Management of the Consideration, Bold Management will no longer be a member of Bold Holdings and Bold Management will have no further rights under that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 9, 2017 (the “LLC Agreement”).

ARTICLE IV

MISCELLANEOUS

Section 4.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing.

Section 4.2 Notices. All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the Party making the same and shall be delivered by registered or certified mail (return receipt requested) or by any national overnight courier service (with postage and other fees prepaid) to the address set forth below such Party’s signature below.

Section 4.3 Expenses. All legal, accounting and other costs and expenses incurred by any Party in connection with this Agreement and the transactions contemplated hereby, including attorneys’ fees, shall be borne by the Party incurring such fees.

Section 4.4 Entire Agreement; Amendment. This Agreement represents the entire agreement among the Parties with respect to the subject matter hereof, and may be amended only by a written instrument signed by each Party.

Section 4.5 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, personal representatives, successors and assigns. This Agreement shall not be assignable by any Party without the prior written consent of the other Party.

Section 4.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or pdf copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 4.7 Further Assurance. Each Party agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 4.8 Waiver. Any Party’s failure to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision, nor prevent such Party thereafter from enforcing each and every other provision of this Agreement. The rights granted to the Parties herein are cumulative and will not constitute a waiver of any Party’s right to assert all other legal remedies available to it under the circumstances.

Section 4.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any conflict or choice of law provision that would result in the imposition of another state’s law.

Section 4.10 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer any rights upon any third parties.

Section 4.11 Compliance with Terms of Bold Holdings Limited Liability Company Agreement. Each Party acknowledges and agrees that the Holdings Redemption is in accordance with and complies with the terms of the LLC Agreement and hereby waives any claims for breach of the LLC Agreement arising as a result of the Holdings Redemption.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written.

BOLD ENERGY HOLDINGS, LLC

By:	EnCap Energy Capital Fund IX, L.P., its sole member

By:	EnCap Equity Fund IX GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

Address for Notice:

Bold Energy Holdings, LLC
1100 Louisiana St., Suite 4900
Houston, Texas 77002
Attn: Board of Managers

SIGNATURE PAGE TO

REDEMPTION AGREEMENT

BOLD ENERGY MANAGEMENT III, LLC

By:	/s/ Joseph L. Castillo
Name:	Joseph L. Castillo
Title:	President

Address for Notice:

Bold Energy Management III, LLC
3012 Todd Drive
Midland, Texas 79705
Attn: Joseph L. Castillo

SIGNATURE PAGE TO

REDEMPTION AGREEMENT